UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Canterbury Bridge Financing

On July 8, 2024 (the “Effective Date”), SMX (Security Matters) Public Limited Company (the “Company”) consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) and issued and sold to Canterbury Group Ltd. (the “Investor”) a promissory note (the “Note”) and warrants (the “Warrants”), for gross proceeds to SMX of approximately US$615,000, before deducting fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from the sale of the Note for working capital and general corporate purposes.

The Note is in the principal amount of $750,000 (the “Principal Amount”). The actual amount loaned by the Investor pursuant to the Note is approximately US$615,000 after an original issue discount. The maturity date of the Note is September 2, 2024, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest is a one-time charge of $24,657.53, which was applied on the issuance date to the principal and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise.

The Investor has the right, only upon an Event of Default (as defined in the Note), to convert all or any portion of the then outstanding and unpaid Principal Amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a fixed conversion price of $0.13 per share, subject to customary adjustments as provided in the Note including for mergers, consolidations and splits. Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. In the event of the Company’s failure to timely deliver Ordinary Shares upon conversion of the Note, the Company would be obligated to pay a “Fail to Deliver Fee” of $1,000 per day, pursuant to the terms of the Note.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. Upon the occurrence and during the continuation of any Event of Default, the Note shall become immediately due and payable and the Company shall pay to the Investor an amount equal to 150% of (a) the then outstanding principal amount of the Note plus (b) accrued and unpaid interest on the unpaid principal amount of the Note to the date of payment plus (c) any amounts otherwise owed to the Investor pursuant to the terms of the Note.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor. The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Warrant, for 8,653,846 Ordinary Shares, has an exercise price of $$0.10 per share, subject to customary adjustments, and may be exercised at any time until December 31, 2025.

The Note and Warrant were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Ordinary Shares of the Company underlying such securities, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Note, the Warrant and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Purchase Agreement, the Note and the Warrant, and is qualified in its entirety by reference to the full text of such documents.

As a result of the aforementioned transactions, the exercise prices of certain warrants and other securities held by existing investors that had price-based anti-dilution protection, were automatically adjusted downwards to $0.10.

Share Issuances to Debtholders

In July 2024, pursuant to Conversion and Exchange Rights Agreements (collectively, the Conversion Agreements”), the Company issued an aggregate of 4,070,403 Ordinary Shares (pre-reverse split) to certain former debtholders of the Company upon conversion and settlement of an aggregate of $110,000 and AUD859,500 of liabilities owed to the debtholders. Furthermore, the Company issued 67,500 5-year warrants (the “5-Year Warrant”) to one of the debtholders at an exercise price per share of $0.0022. As a part of the exchange and conversion, the Company and the former debtholders entered into a Shareholder Voting Agreement (the “Voting Agreement”).

The issuance of the ordinary shares and warrants in exchange for the cancellation and forgiveness of the indebtedness is part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash.

The foregoing is a brief description of the Conversion Agreements, the Voting Agreement and the 5-Year Warrant, and is qualified in its entirety by reference to the full text of such documents.

Press Release

On July 9, 2024, the Company issued a press release announcing that it has entered into a collaboration with Tradepro Inc. to complete semi industrial testing for the marking of PCR materials.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit Number	Description
4.1	Ordinary Share Purchase Warrant
4.2	5-Year Warrant
10.1	Securities Purchase Agreement
10.2	Promissory Note
10.3	Conversion and Exchange Rights Agreement
10.4	Conversion and Exchange Rights Agreement
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 9, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer